NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 29, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 18, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Nuveen Connecticut Quality Municipal Income Fund and Nuveen AMT-Free Municipal Credit Income Fund became effective before the open on November 18, 2019. Each share of Nuveen Connecticut Quality Municipal Income Fund Shares of Beneficial Interest was exchanged for Common Shares equal in value as of the Valuation Time to the aggregate per share Net Asset Value of Nuveen AMT-Free Municipal Credit Income Fund Shares of Beneficial Interest. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 18, 2019.